UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

ALTABA INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

021346101

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

140 East 45th Street, 15th Floor

New York, New York 10017

(646) 679-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,576,600,000.00	$1,939,286.70
(1)

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $79.88, the average and the high and low sale prices of Altaba Inc. common stock on the Nasdaq Global Select Market on June 4, 2018 and (ii) 195,000,000, the maximum number of shares of Altaba Inc. common stock to be purchased in the tender offer.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,939,286.70

Form or Registration No.: Schedule TO

Filing Party: Altaba Inc.

Date Filed: June 7, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (together with the supplements and amendments thereto, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2018 by Altaba Inc. (“Altaba” or the “Fund”), a non-diversified, closed-end management investment company organized as a Delaware corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 195,000,000 (approximately 24%) of the Fund’s issued and outstanding shares of its common stock, par value $0.001 per share (the “Shares”). For each Share accepted in the Offer (as defined below), stockholders will receive: (i) 0.35 American Depository Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs (the “ADS Portion”), and (ii) an amount in cash equal to the Alibaba VWAP (as defined in the Offer to Purchase (as defined below)) multiplied by 0.05, less any cash withheld to satisfy applicable withholding taxes and without interest (the “Cash Portion” and, together with the ADS Portion, the “Offer Consideration”), upon the terms and subject to the conditions described in the Offer to Purchase, dated June 7, 2018, a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Original Offer to Purchase”), as amended and supplemented by Supplement No. 1, dated July 5, 2018, a copy of which was previously filed as Exhibit (a)(1)(G) to the Schedule TO (“Supplement No. 1” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and restated by the Amended and Restated Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Defined terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Offer to Purchase. This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Exchange Act.

On August 6, 2018, the Fund issued a press release announcing that it has determined the final Alibaba VWAP and the final Cash Portion of the Offer Consideration offered by the Fund pursuant to the Offer. Unless the Offer is extended, the final Cash Portion per Share is $8.93, less any cash withheld to satisfy applicable withholding taxes and without interest. The final Cash Portion of the Offer Consideration was determined in accordance with the pricing formula described in the Offer to Purchase. The final Cash Portion is equal to the Alibaba VWAP of $178.5246 multiplied by 0.05.

The information set forth in the Offer to Purchase and Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent expressly set forth herein.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On July 31, 2018, the SEC granted an order, pursuant to the authority delegated to the SEC under Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”), exempting the Offer from Section 17(a) of the 1940 Act to the extent necessary to permit participation in the Offer by any stockholder of the Fund who is an “affiliated person” of the Fund either (x) solely by reason of owning, controlling or holding the power to vote 5% or more of the Shares or (y) because it is a fund managed by one of the Fund’s external investment advisors (the “Exemptive Order”). Accordingly, the condition to the Offer that the SEC shall have granted the Exemptive Order was satisfied on July 31, 2018.

Furthermore, the condition to the Offer that the Fund shall have been able to sell, having used its commercially reasonable efforts to do so, at a price not materially lower than the then-current market price, at least 10,000,000 Alibaba ADSs during the portion of the Alibaba Resale to be conducted prior to the Expiration Date, has been satisfied.

Item 4. Terms of the Transaction.

The Offer to Purchase and the Schedule TO, to the extent Item 4(a) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The following paragraph shall be added on page 31 of the Offer to Purchase as the last sentence of the second paragraph of subsection (f) “Potential PRC Tax Consequences to Certain Non-PRC Resident Stockholders” under the heading “Certain Effects of the Offer and Consequences of Participation” in Section 2. Purposes of the Offer; Plans for the Fund; Certain Effects of the Offer and Consequences of Participation, and as the last paragraph on page 35 of the Offer to Purchase under the heading “Bulletin 7 Representation” in Section 3. Procedures for Tendering Shares:

“In the event that the Fund is required to withhold Bulletin 7 tax from the Offer Consideration to be paid to a tendering stockholder, the amount that would be required to be withheld would be expected to significantly exceed the amount of any premium to the market price of the Shares represented by the value of the Offer Consideration.”

Item 11. Additional Information

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On August 6, 2018, the Fund issued a press release announcing that it had determined the Alibaba VWAP and the Cash Portion of the Offer Consideration payable for Shares pursuant to the Offer. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

(a)(5)(E)	Press release dated August 6, 2018 announcing the Alibaba VWAP and the Cash Portion of the Offer Consideration payable for Shares in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTABA INC.

By:	/s/ Arthur Chong
Name: Arthur Chong
Title: General Counsel and Secretary

Date: August 6, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2018.*

(a)(1)(B)	Amended and Restated Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2018.*

(a)(1)(G)	Supplement to Offer to Purchase, dated July 9, 2018.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated June 7, 2018, announcing the commencement of the Offer.*

(a)(5)(B)	Transcript of Corporate Update Conference Call of the Fund on June 7, 2018.*

(a)(5)(C)	Press release, dated July 2, 2018, announcing the extension of the Offer.*

(a)(5)(D)	Press release, dated July 9, 2018, announcing the execution of agreements with respect to the Fund’s investment in Yahoo Japan Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on July 10, 2018).

(a)(5)(E)	Press release, dated August 6, 2018, announcing the Alibaba VWAP and the Cash Portion of the Offer Consideration payable for Shares in the Offer.

(b)	None.

(d)(1)	Long-Term Deferred Compensation Incentive Plan, effective August 9, 2017 (incorporated by reference to Annex C to the Definitive Proxy Statement on Schedule 14A filed on September 11, 2017).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO